October 15, 2014

Via EDGAR

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Ms. Ransom:

Re:      Natfresh Beverages Corp. (the “Company”)
      Withdrawal of Registration Statement on Form S-1
      File No. 333-185208

I am President and Chief Executive Officer of the Company and write this letter on behalf of the Company.  Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, the Company hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of its Registration Statement on Form S-1 filed with the Commission on November 20, 2013, and amended on March 18, 2013, April 15, 2013, June 5, 2013, July 11, 2013 and September 26, 2013 (SEC File No. 333-185208) along with any exhibits filed thereto (collectively the "Registration Statement").  The Company also requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited for future use.

The Company is applying for withdrawal of the Registration Statement because on September 25, 2014, the Company entered into a share exchange agreement pursuant to which Genufood Energy Enzymes Corp. (“Genufood”) has acquired 100% of the issued and outstanding shares of the Company.  As a result of the share exchange, the Company has become a wholly owned subsidiary of Genufood. The Registration Statement has not been declared effective by the Commission and the Company confirms that no securities have been or will be distributed, issued, or sold pursuant to the Registration Statement or the prospectus contained therein.

Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.

If you have any questions regarding this application, please contact our legal counsel, Faiyaz Dean, Esq. of Dean Law Corp. at (206) 274-4598.

Yours truly,

Natfresh Beverages Corp.

Per:  /s/ Yi Lung Lin

Yi Lung Lin

President & C.E.O.